P.E 6-4-02

1-15158

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JUNE 4, 2002

Telefónica Móviles, S.A.
(Exact name of Registrant as specified in its charter)

Telefónica Mobile, Inc.
(Translation of Registrant's name into English)

Goya, 24
28001 Madrid, Spain 3491-423-4004
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA MÓVILES, S.A.

TABLE OF CONTENTS

Telefónica
Móviles

NOTICE OF CORPORATE ACTION

<u>TELEFÓNICA MÓVILES, S.A.</u>

Madrid, May, 31, 2002

In compliance with article 82 of Law 24/1988, July 29, of the Securities Market Law and related provisions, and in order to make public a Notice of Corporate Action, we hereby inform you that Board of Directors of TELEFÓNICA MÓVILES, S.A. held on May 31, has appointed Mr. Javier Echenique Landiribar as new Board member of the Company, having being incorporated as independent member.

Mr. Javier Echenique has held various senior positions with BBVA Group and has been a member of different Board of Directors within that group of companies. Likewise, he has been a member of the Board of Directors and Delegated Committee of Telefónica, S.A. having therefore a wide knowledge of the telecommunications sectors as well as of Group Telefónica.

Due to the mentioned appointment, the Board of Directors will have the following composition:

President:
Mr. Luis Lada Díaz

Vocals:

Mr.. Fernando Abril-Martorell Hernández
Mr. Enrique Álvarez López
Mr. José María Álvarez-Pallete López
Mr. Lars. M. Berg
Mr. Miguel Canalejo Larrainzar
Mr. Maximino Carpio García
Mr. Javier Echenique Landiríbar
Mr. Fernando Xavier Ferreira
Mr. Víctor Goyenechea Fuentes
Mr. Antonio Massanell Lavilla
Mr. Alfonso Merry del Val Gracie

Secretary non member:
Mr. José María Mas Millet

Likewise, the Board of Directors of TELEFÓNICA MÓVILES, S.A., having the previous favorable report of the Appointment and Remuneration Committee, its Executive Committee.

The most relevant modification has been the creation of the Executive Operation office, directed by Mr. Ignacio Alller Mallo, former Executive Director for Spain, the Mediterranean Basin and Global Business, under whose direction are the different operating thorough its Executive Offices.

Telefónica
Móviles

The actual composition of the Executive Committee will be as follows:

Chairman and Chief Executive Officer:	Mr. Luis Lada Díaz.
Chief Operational Officer:	Mr. Ignacio Aller Mallo
General Manager of Resources and Organization	Mr.. Antonio Vitaller Cortés.
General manager of finance and Management Control:	Mr. Ernesto López Mozo.
General Counsel and Chief of Legal Department:	Mr. Antonio Hornedo Muguiro.
General Manager of Strategy and Communications:	Mr Fernando Herrera Santa María
Executive Officer for Brazil and south America:	Mr. Felix Ivorra Cano.
Executive Officer for Mexico, Centralamerica and Caribbean:	Mr. Francisco Ruiz Vinuesa
Acting Executive Officer for Central Europe and Mediterranean Basin	Mr. Fernando Herrera Santa María
Chief Executive Officer of of Telefónica Móviles España	Mr.. Javier Aguilera Arauzo
Executive Officer of Tecnology and Support to operations:	Mr. Ignacio Camarero García

And in order for it to be registered for the relevant purposes, I submit the following information on the date and in the place mentioned above.

Antonio Hornedo Muguiro
Vicesecretary of the Board of Directors and
General Secretary
TELEFÓNICA MÓVILES, S.A.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA MÓVILES, S.A.

By: /s/ ______________________

Name: LUIS LADA

Title: CHAIRMAN & CEO

Date: June 4, 2002